

June 8, 2009

By U.S. mail and facsimile to (704) 587-8796

Mr. Lynn Amos, Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

      RE: **Polypore International, Inc.**
             Form 10-K for the fiscal year ended January 3, 2009
             Filed March 12, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed April 8, 2009
             Form 10-Q for the quarter ended April 4, 2009
             Filed May 7, 2009
             File No. 1-32266

Dear Mr. Amos:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 3, 2009

Results of Operations, page 33

1. Multiple factors impacting the results of operations are cited throughout the discussion and analysis. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, disclosure on page 33 states

that lead-acid battery separator sales increased by 19.5% in fiscal 2008 compared with fiscal 2007 due to:

- The acquisition of Microporous.

- The positive impact of dollar/euro exchange rate fluctuations.

- Price increases.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonuses, page 29

2. In future filings, to the extent your incentive programs are correlated with the achievement of certain annual individual objectives, corporate, and business unit goals, please disclose these specific items of performance used to determine bonus payments, how your incentive bonuses are specifically structured around such objectives, and whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such objectives. In addition to these performance targets, disclose the actual results achieved, and how you evaluated the targets and results to arrive at the award. See Items 402(b)(2)(v)-(vii) of Regulation S-K.

Long-term Equity Compensation, page 30

3. In future filings, please disclose the annual Adjusted EBITDA targets during the four fiscal year period. Additionally, clearly explain how the compensation committee determined the specific payout for each named executive officer.

2008 Grants of Plan Based Awards Table, page 33

4. Disclose in future filings the threshold and maximum bonus award amounts.

2008 Director Compensation Table, page 37

5. With respect to the stock awards, disclose in future filings the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the management's discussion and analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Form 10-Q for the quarter ended April 4, 2009

19. Financial Statements of Guarantors, page 18

6. Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flow amounts for "The Company". It is unclear how "The Company" can generate positive operating cash flows given the absence of any revenue transactions. Further, please tell us, and disclose in future filings, whether all of the subsidiary guarantors are 100% owned by the parent. Tell us also whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(8) and (9) of Regulation S-X.

Management's Discussion and Analysis, page 19

Liquidity and Capital Resources, page 24

7. Given the material impact of inventory and receivables variances on operating cash flow, please expand the liquidity section in future filings to quantify and explain changes in the corresponding turnover ratios. Given the ratio of accounts receivable to quarterly sales was 86%, 69%, and 78% at March 2008, January 2009, and April 2009, respectively, please specifically address primary causes such as changes in aging and/or changes in customer repayment terms or major account delinquencies. Given the ratio of inventory to quarterly cost of goods sold was 82%, 75%, and 121% at March 2008, January 2009, and April 2009, respectively, please specifically address any potential risk of inventory impairment. It is unclear whether the April 2009 increase in inventory as a percentage of quarterly cost of goods sold is due to a build-up of customer inventories which could then adversely impact near-term sales. See Section 501.05 of the Financial Reporting Codification.

Environmental Matters, page 26

8. Please tell us, and disclose in future filings, the range of possible loss data required by paragraph 10 of SFAS 5. Also, please expand the disclosure in future filings to provide rollforward data so that readers can fully understand the activity in the environmental loss reserves. This information should be supplemented with sufficient narrative data to enable an understanding of the accuracy of management's past estimates and how much the estimates have changed in the past. In this regard, we note the materiality of these loss reserves to your liquidity. See Section 501.14 of the Financial Reporting Codification.

Mr. Lynn Amos
Polypore International, Inc.
June 8, 2009
Page 4

Controls and Procedures, page 29

9. We note the disclosure that Polypore's disclosure controls are designed to provide a reasonable assurance that information required to be disclosed in reports that its files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief